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SECURITIES AND EXCHANGE COMMISSION



07003469

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2006 (MM/DD/YY) AND ENDING Dec. 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Woodward Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 East Maple Road, Suite 175
(No. and Street)

Birmingham, (City) Michigan (State) 48009-6353 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Iroszak (248) 258-6575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Long Russell D.
(Name – *if individual, state last, first, middle name*)

P.O. Box 1475 (Address) Birmingham (City) Michigan (State) 48012-1475 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas A. Troszak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Woodward Financial Corporation, as of Dec. 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

REGINA PATTON
NOTARY PUBLIC – MICHIGAN
OAKLAND COUNTY
ACTING IN THE COUNTY OF OAKLAND
MY COMMISSION EXPIRES JAN. 20, 2013

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

North Woodward Financial Corporation

Financial Statements

For the Years Ended December 31, 2005 and 2006

North Woodward Financial Corporation

Table of Contents

FINANCIAL STATEMENTS: **Page**

Auditor's Report 1

Statement of Assets, Liabilities and Stockholders' Equity 2

Statement of Income 3

Statement of Retained Earnings 4

Statement of Cash Flows 5

Statement of Net Capital 6

Notes to the Financial Statements 7

Russell D. Long, CPA, PC

P.O. Box 1475
Birmingham, Michigan 48012-1475

Direct: (248) 909-0250
Fax: (248) 594-0264
E-mail: rlong@okeefac.com

To the Director and Stockholder of
North Woodward Financial Corporation
Birmingham, MI

We have audited the accompanying balance sheet of North Woodward Financial Corporation as of December 31, 2006, and the related statement of operations, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of North Woodward Financial Corporation, as of December 31, 2006, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.



Russell D. Long, CPA P.C.

Birmingham, Michigan
February 21, 2007

North Woodward Financial Corporation

Statement of Assets, Liabilities and Stockholders Equity

For the years ended December 31, 2005 and 2006

		2005		2006
ASSETS				
Current Asssets				
Cash - Operating	$	2,520	$	3,167
Cash - Clearing Deposit		15,000		15,000
Accounts Receivable	$	3,410	$	5,715
Total Current Assets:	**$**	**20,930**	**$**	**23,882**
Property and Equipment (Net)				
Equipment	$	500	$	500
Leasehold Improvements		500		500
Total Property and Equipment	**$**	**1,000**	**$**	**1,000**
TOTAL ASSETS	**$**	**21,930**	**$**	**24,882**
LIABILITIES AND EQUITY				
Current Liabilities	$	-	$	-
Stockholder's Equity		21,930		24,882
TOTAL LIABILITIES AND EQUITY	**$**	**21,930**	**$**	**24,882**

See accountant's report and notes to financial statements.

North Woodward Financial Corporation

Statement of Income

For the periods ended December 31, 2005 and 2006

		2005		2006
Revenue				
Revenue	$	80,233	$	90,747
Total Revenue:	**$**	**80,233**	**$**	**90,747**
Cost of Revenue:				
Cost of Revenue - Bus. Development/Benefits	$	6,443	$	6,546
Cost of Revenue - Outside Services		4,594		970
Cost of Revenue - Accounting Services		19,420		49,808
Cost of Revenue - Communications		2,108		1,268
Cost of Revenue - Office Supplies		3,046		819
Cost of Revenue - Professional Development		5,840		622
Cost of Revenue - Transportation/CE Travel		3,925		573
Cost of Revenue - NASD Regulation		10,014		836
Cost of Revenue - Software & Devlmt		3,427		1,622
Total Cost of Revenue:	**$**	**58,817**	**$**	**63,064**
Operations Expense:				
Bank Charges	$	1,537	$	214
Legal Fees		6,500		595
Taxes State/Local		119		758
Rent and Utilities		6,762		19,169
Repairs/Maintenance		2,578		2,235
Depreciation & Amortization		-		-
Miscellaneous		701		1,760
Total Operations Expense	**$**	**18,197**	**$**	**24,731**
Net Income/(Loss):	**$**	**3,219**	**$**	**2,952**

North Woodward Financial Corporation

Statement of Retained Earnings

for the years ended December 31, 2005 and 2006

		2005		2006
Retained earnings beginning of year	$	18,711	$	21,930
Net income	$	3,219	$	2,952
Retained Earnings, End of Year	**$**	**21,930**	**$**	**24,882**

See accountant's report and notes to financial statements.

North Woodward Financial Corporation

Statement of Cash Flow

For the year ended December 31, 2006

Cash flows from operating activities:		
Net Income	**$**	**2,952**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		
(Gain)/loss on disposal of property		
(Increase)/decrease in accounts receivable		(2,305)
Total adjustments:	**$**	**(2,305)**
Net cash provided (used) by operating activites:	**$**	**(2,305)**
Net increase (decrease) in cash and equivalents:	**$**	**647**
Cash and equivalents, beginning	**$**	**2,520**
Cash and equivalents, ending	**$**	**3,167**

See accountant's report and notes to financial statements.

North Woodward Financial Corporation

Statement of Net Capital

as of December 31, 2006

Net Worth:			$	24,882
Total Ownership Equity:			$	24,882
Less: Non-Allowable Assets	$	1,000		
NET CAPITAL			$	23,882
Net Capital Requirement			$	5,000
Net Capital in excess of requirement:			**$**	**18,882**

North Woodward Financial Corporation
Notes to Financial Statements
(See Accountant's Report)

SUMMARY OF SIGNFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies of North Woodward Financial Corporation ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These policies conform to generally accepted accounting principles.

NATURE OF BUSINESS:

The Company's primary business activity is the trading of securities as a broker-dealer.

RELATED BUSINESS ACTIVITIES:

The Company is related to other business entities through common ownership. These financial statements do not include any other related business entities that are under common ownership.

METHODS OF ACCOUNTING:

Assets, liabilities, revenue and expenses are recognized on the accrual method of accounting for financial statement presentation and an income tax method (cash basis) for the State of Michigan and for United States Federal income tax purposes.

CONTIGENT LIABILITIES:

The Company's management is considering allocating funds to a reserve for potential legal and regulatory issues.

COMPUTATION OF NET CAPITAL:

No material differences exist between prior (12/31/05) and current (12/31/06) net capital.

Russell D. Long, CPA, PC

P.O. Box 1475
Birmingham, Michigan 48012-1475

Direct: (248) 909-0250
Fax: (248) 594-0264
E-mail: rlong@okeefac.com

NASD Regulation
175 W. Jackson Blvd.
Suite 900
Chicago, IL 60604

RE: Firm CRD No. 104097

The scope of the audit and review of the accounting system, the internal control and procedures for safeguarding securities was sufficient to provide reasonable assurance that any material inadequacies at the date of the examination in:

A) the accounting system
B) the internal controls
C) procedures for safeguarding securities

would be disclosed.

My review of the accounting system, the internal controls and procedures for safeguarding securities, for the period since the prior examination date, revealed no material inadequacies.



Russell D. Long, CPA P.C.

Birmingham, Michigan
February 21, 2007

END